August 14, 2006

BY EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission Mail Stop 7010 100 F Street, N.E. Washington, DC 20549-7010
Attention:	Matt Franker Staff Attorney
Re:	Crocs, Inc. Amendment No. 3 to Registration Statement on Form S-1 File No. 333-134481

Ladies and Gentlemen:

        On behalf of our client, Crocs, Inc. (the "Company"), we are pleased to submit Amendment No. 3 to the Registration Statement ("Amendment No. 3") on Form S-1 referenced above (the "Registration Statement"), including the prospectus contained therein (the "Prospectus"). Amendment No. 3 updates the Registration Statement to include financial information for the Company for the six months ended June 30, 2006 and includes certain other minor changes. This letter also serves to file via electronic transmission a copy of Amendment No. 2 pursuant to Rule 101(a)(2)(i) of Regulation S-T.

        To assist the Staff in reviewing Amendment No. 3, we are delivering by overnight mail to Mr. Franker two copies of this letter and four bound copies of Amendment No. 3. Two of the copies of Amendment No. 3 have been marked to show changes to the Registration Statement, as filed with the Commission on August 7, 2006.

        If we can facilitate the Staff's review of Amendment No. 3, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 607-3649 or Nate Ford at (303) 607-3662. Either of us may also be reached toll-free at (800) 525-2086. Our fax number is (303) 607-3600. Thank you again for your time and consideration.

Very truly yours,
FAEGRE & BENSON LLP
By:	/s/ JEFFREY A. SHERMAN Jeffrey A. Sherman
cc:
Ronald R. Snyder, Crocs, Inc.
Peter S. Case, Crocs, Inc.
R. Gregory Spiers, Deloitte & Touche LLP
Erik Rebich, Esq., Crocs, Inc.
James H. Carroll, Esq., Faegre & Benson LLP
Securities and Exchange Commission, Document Control